UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           ARGUSS COMMUNICATIONS, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)


                                    040282105
                      (CUSIP Number of Class of Securities)


                              Marc R. Tiller, Esq.
                             Dycom Industries, Inc.
                          4440 PGA Boulevard, Suite 500
                     Palm Beach Gardens, Florida 33410-6542
                                 (561) 627-7171

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)

                                    Copy to:
                             Spencer D. Klein, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                                 January 7, 2002
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         040282105

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          DYCOM INDUSTRIES, INC.

--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group

                     (a)     [ ]
                     (b)     [ ]

--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)          OO

--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization    FLORIDA

--------------------------------------------------------------------------------
                7      Sole Voting Power
 NUMBER OF             0
  SHARES        ----------------------------------------------------------------
BENEFICIALLY    8      Shared Voting Power
 OWNED BY              972,839
   EACH         ----------------------------------------------------------------
 REPORTING      9      Sole Dispositive Power
  PERSON               0
   WITH         ----------------------------------------------------------------
                10     Shared Dispositive Power
                       0
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          972,839

--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions):*                             [ ]

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)   6.7%**

--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)          CO

--------------------------------------------------------------------------------


-------------------

*   See Item 5 below.

** Based upon 14,519,944 shares of common stock of Arguss Communications, Inc. outstanding as of December 21, 2001, as represented and warranted by Arguss Communications, Inc. in the Merger Agreement (defined below).

CUSIP No.         040282105

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          TROY ACQUISITION CORP.

--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group

                     (a)     [ ]
                     (b)     [ ]

--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)          OO

--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6         Citizenship or Place of Organization    DELAWARE

--------------------------------------------------------------------------------
                7      Sole Voting Power
 NUMBER OF             0
  SHARES        ----------------------------------------------------------------
BENEFICIALLY    8      Shared Voting Power
 OWNED BY              972,839
   EACH         ----------------------------------------------------------------
 REPORTING      9      Sole Dispositive Power
  PERSON               0
   WITH         ----------------------------------------------------------------
                10     Shared Dispositive Power
                       0
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          972,839

--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions):*                                         [ ]

--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)      6.7%**

--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)             CO

--------------------------------------------------------------------------------


-------------------

*   See Item 5 below.

* Based upon 14,519,944 shares of common stock of Arguss Communications, Inc. outstanding as of December 21, 2001, as represented and warranted by Arguss Communications, Inc. in the Merger Agreement (defined below).

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by either Dycom Industries, Inc. or Troy Acquisition Corp. that either is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.  Security and Issuer.

         The class of equity securities to which this statement on Schedule 13D (this "Statement") relates is the common stock, par value $0.01 per share (the "Common Stock"), of Arguss Communications, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at One Church Street, Suite 302, Rockville, Maryland 20850.

Item 2.  Identity and Background.

         (a) The names of the persons filing this statement are Dycom Industries, Inc., a Florida corporation ("Dycom"), and Troy Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Dycom ("Merger Sub" and together with Dycom, the "Filing Persons").

         (b) The address of the principal business and principal office of each of the Filing Persons is 4440 PGA Boulevard, First Union Center, Suite 500, Palm Beach Gardens, Florida 33410.

         (c) Dycom is a provider of engineering, construction and maintenance services to telecommunication providers throughout the United States. Additionally, Dycom provides similar services related to the installation of integrated voice, data and video local and wide area networks within office buildings and similar structures. Dycom also provides underground utility locating and mapping and electric utility construction services. Schedule I sets forth the name, citizenship, business or residence address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such employment is conducted, for each of the directors and executive officers of Dycom, as of the date hereof.

         Merger Sub has no operations and was incorporated solely for the purpose of the Merger (as defined below). Schedule II sets forth the name, citizenship, business or residence address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such employment is conducted, for each of the directors and executive officers of Merger Sub, as of the date hereof.

         (d) During the last five years, neither the Filing Persons, nor, to the knowledge of the Filing Persons, any person named on Schedule I or Schedule II has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither the Filing Persons, nor, to the knowledge of the Filing Persons, any person named on Schedule I or Schedule II has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f) Schedule I and Schedule II, respectively, set forth the citizenship for each of the directors and executive officers of Dycom and Merger Sub.

Item 3.  Source and Amount of Funds or Other Consideration

         See Item 4 of this Statement, below.

Item 4.  Purpose of Transaction.

         (a) - (b) On January 7, 2002, Dycom, Merger Sub and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement,") pursuant to which, and subject to the conditions set forth therein, Merger Sub will commence an offer (the "Offer") to exchange 0.3333 shares of Dycom common stock, par value $0.33-1/3 per share, for each issued and outstanding share of Common Stock (the "Exchange Ratio"). The Offer is conditional upon, among other things, at least a majority of the outstanding shares of Common Stock, on a fully diluted basis, having been tendered into the Offer and not properly withdrawn. The Offer will be followed by a merger (the "Merger") in which Dycom will acquire, at the Exchange Ratio, the remaining shares of Common Stock not previously acquired in the Offer. At the effective time of the Merger, Merger Sub will be merged with and into the Issuer, the separate corporate existence of Merger Sub shall cease and the Issuer shall continue as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Dycom.

         As an inducement for Dycom and Merger Sub to enter into the Merger Agreement and in consideration thereof, each director and executive officer of the Issuer who is a party to the Stockholders' Agreement (each a "Stockholder" and, collectively, the "Stockholders"), dated January 7, 2002 (the "Stockholders' Agreement"), by and among the Stockholders, Dycom, Merger Sub and the Issuer has, among other things, agreed to:

         (i)       unless the Issuer terminates the Merger Agreement pursuant to
                   Section 10.01(c)(ii) thereof, promptly tender into (or cause to be tendered into), and not withdraw from (or cause to be withdrawn from), the Offer all of the shares of Common Stock held by such Stockholder,

         (ii) until the earlier of the effective time of the Merger and the termination of the Merger Agreement, vote (or cause to be voted) all shares of Common Stock held by such Stockholder at any meeting of stockholders of the Issuer or in any action by written consent:

                   (1) in favor of the approval and adoption of the Merger Agreement,

                   (2) against any Competing Transaction (as defined in the Merger Agreement), merger, consolidation, sale of assets, recapitalization or other business combination involving the Issuer (other than the Merger) or any other action or agreement that could reasonably be expected to result in a breach of covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or that could reasonably be expected to result in any of the conditions to the Issuer's obligations under the Merger Agreement not being fulfilled, and

                   (3) in favor of any other matter that could reasonably be expected to facilitate the consummation of the Merger and any other transactions contemplated by the Merger Agreement, and

         (iii) until the earlier of the effective time of the Merger and the termination of the Merger Agreement, grant an irrevocable proxy to Dycom to vote all shares of Common Stock held by such Stockholder at any meeting of stockholders of the Issuer or in any action by written consent as described under clause
                   (ii) above.

         The foregoing is also applicable to any Common Stock acquired by any Stockholder after January 7, 2002 (a "Subsequent Acquisition"). Any shares of Common Stock acquired pursuant to a Subsequent Acquisition, together with the 972,839 shares of Common Stock collectively held by all Stockholders on the date hereof shall hereinafter be referred to as "Shares".

         In addition, each Stockholder has agreed that it shall not, directly or indirectly, instruct its officers, directors, employees, subsidiaries, agents or advisors or other representatives (including, without limitation, any investment banker, attorney or accountant retained by it) (collectively, "Representatives"), to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing nonpublic information), or take any other action to facilitate, any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, any Competing Transaction, or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any Representatives to take any such action; provided, however, that nothing in the Stockholders' Agreement shall prevent any Stockholder, in such Stockholder's capacity as a director or executive officer of the Issuer, from engaging in any activity permitted pursuant to the Merger Agreement or otherwise required in the exercise of such Stockholder's fiduciary duties in such Stockholder's capacity as a director or executive officer of the Issuer. Each Stockholder has also agreed to notify Dycom promptly if any proposal or offer, or any inquiry or contact with any person with respect thereto, regarding a Competing Transaction is made.

         Pursuant to the Stockholders' Agreement, each Stockholder has agreed to certain restrictions on, among other things, the sale or transfer of the Shares. Such restrictions on transfer become null and void in the event of termination of the Merger Agreement pursuant to Section 10.01(c)(ii) thereof.

         Unless otherwise provided, the obligations of the Stockholders under the Stockholders' Agreement shall terminate upon the earlier of the effective time of the Merger or 12 months following the termination of the Merger Agreement.

         (c)  Not applicable.

         (d) Upon the acceptance for exchange of shares of Common Stock pursuant to the Offer, Dycom will be entitled to designate a number of directors of the Issuer, rounded up to the next whole number, that equals the product of the total number of directors of the Issuer's board of directors multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by Dycom and/or Merger Sub (including shares of Common Stock accepted for exchange) bears to the total number of shares of Common Stock then outstanding. Until the Merger has become effective, the Issuer's board of directors will include at least two members who were directors of the Issuer prior to the consummation of the Offer. Upon consummation of the Merger, the directors of Merger Sub shall become the directors of the Surviving Corporation. At the effective time of the Merger, the initial officers of the Surviving Corporation immediately prior to the effective time of the Merger shall be the officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified.

         (e) None, other than the change in the number of outstanding shares of Common Stock as contemplated by the Merger Agreement.

         (f)  Not applicable.

         (g) Upon the Merger becoming effective, the certificate of incorporation and by-laws of Merger Sub shall be the certificate of incorporation and by-laws of the Surviving Corporation, except that Article I of the certificate of incorporation shall be amended to provide that the name of the corporation is Arguss Communications, Inc.

         (h) Upon consummation of the Merger, the Common Stock will cease to be quoted on the New York Stock Exchange or any other quotation system or exchange.

         (i) Upon consummation of the Merger, the Common Stock will be deregistered pursuant to Section 12(g)(4) of the Act.

         (j) Other than as described above, the Filing Persons currently have no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(i) of this Statement (although the Filing Persons reserve the right to develop such plans).

         References to and descriptions of the Merger Agreement and the Stockholders' Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Stockholders' Agreement, included as Exhibits 1 and 2, respectively, to this Statement, and incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5.  Interest in Securities of the Issuer.

         (a) - (b) As a result of the Stockholders' Agreement, the Filing Persons may be deemed to each be the beneficial owner of the Shares, which represent approximately 6.7% of the outstanding Common Stock. The calculation of the foregoing percentage is based upon 14,519,944 shares of Common Stock outstanding as of December 21, 2001, as represented and warranted by the Issuer in the Merger Agreement. Any Subsequent Acquisition would increase the number of shares of Common Stock that the Filing Persons may be deemed to each beneficially own. Accordingly, unless and until a Subsequent Acquisition occurs, the percentage of outstanding shares of Common Stock which the Filing Persons may be deemed to each beneficially own following a Subsequent Acquisition cannot be determined.

         The Filing Persons have shared power to vote all of the shares of Common Stock for the limited purposes described above. To the knowledge of the Filing Persons, no shares of

Common Stock are beneficially owned by any person named in either Schedule I or
Schedule II.

         (c) The Filing Persons have not effected any transaction in the Common Stock during the past 60 days. To the knowledge of the Filing Persons, there have been no transactions by any person named in either Schedule I or Schedule II in the Common Stock during the past 60 days.

         (d) To the knowledge of the Filing Persons, the Stockholders have the right to receive, or the power to direct the receipt of, dividends from the Common Stock. Other than as a result of the restrictions on transfer described under Item 4(a)-(b) above which preclude the sale or other transfer of the Shares during the term of the Stockholders' Agreement, to the knowledge of the Filing Persons, the Stockholders have the power to direct the proceeds from the sale of the Shares.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

         Other than the Merger Agreement and the Stockholders' Agreement, to the knowledge of the Filing Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 of this Statement and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

    Exhibit        Description
    -------        -----------

       1 Conformed Agreement and Plan of Merger, dated as of January 7, 2002, among Dycom Industries, Inc., Troy Acquisition Corp. and Arguss Communications, Inc.

       2 Conformed Stockholders' Agreement, dated as of January 7, 2002, among Dycom Industries, Inc., Troy Acquisition Corp., Arguss Communications, Inc. and Stockholders named therein.

       3 Joint Filing Agreement, dated as of January 18, 2002, between Dycom Industries, Inc. and Troy Acquisition Corp.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 18, 2002
                                            DYCOM INDUSTRIES, INC.


                                            By   /s/ Steven E. Nielsen
                                               ---------------------------------
                                                 Name:   Steven E. Nielsen
                                                 Title:  President and
                                                         Chief Executive Officer


                                            TROY ACQUISITION CORP.


                                            By   /s/ Steven E. Nielsen
                                               ---------------------------------
                                                 Name:   Steven E. Nielsen
                                                 Title:  President and
                                                         Chief Executive Officer

                                                                      SCHEDULE I

           DIRECTORS AND EXECUTIVE OFFICERS OF DYCOM INDUSTRIES, INC.


         The following table sets forth the name, position and present principal occupation or employment of each director and executive officer of Dycom Industries, Inc. ("Dycom"). The business address of each such person is Dycom Industries, Inc., 4440 PGA Boulevard, Suite 500, Palm Beach Gardens, Florida 33410. Each person is a citizen of the United States.

       Name                        Position                                 Principal Occupation
       ----                        --------                                 --------------------

Steven E. Nielsen       Chairman of the Board, President         Director of Dycom since 1996.  Chairman
                        and Chief Executive Officer              of the Board since November 27, 2000.
                                                                 President and Chief Executive Officer of
                                                                 Dycom since March 1999 and Vice President
                                                                 from February 26, 1996 to August 26, 1996.
                                                                 Director of SBA Communications Corporation
                                                                 since November 2001.

Joseph M. Schell        Director                                 Director of Dycom since April 1999. Independent
                                                                 Business Consultant since December 17, 2001.
                                                                 Chairman of Global Technology, Merrill Lynch
                                                                 & Co. from February 3, 2000 to December 16,
                                                                 2001. Consultant to Banc of Americas Security
                                                                 LLC (formerly Nationsbanc Montgomery Securities
                                                                 LLC) from March 1999 to January 2000 and
                                                                 Senior Managing Director and Director of
                                                                 Investment Banking from May 1985 to March
                                                                 1999.  Director of Good Guys, July 1999 to
                                                                 September 2001.  Director of Sanmina-SCI
                                                                 Corporation, October 1999 to Present.

Tony G. Werner          Director                                 Director of Dycom since January 2001.
                                                                 Senior Vice President and Chief Technology
                                                                 Officer, Liberty Media Corporation since
                                                                 September 2001.  Executive Vice President,
                                                                 Strategic Technologies of Qwest Services
                                                                 Corporation from July 2001 to August 2001.
                                                                 Chief Executive Officer, Aurora Networks from
                                                                 October 2000 to June 2001.  Executive Vice
                                                                 President and Chief Technical Officer, AT&T
                                                                 Broadband (formerly TCI) from July 1994 to
                                                                 October 2000.  Board Member of Navic Networks
                                                                 since December 2000.  Board Member of
                                                                 Net2phone since


                                                                 December 2000. Board Member of Pacific
                                                                 Broadband from December 2000 to January
                                                                 1, 2002. Board Member of Diversmet since
                                                                 November 1998.

Ronald P. Younkin       Director                                 Director of Dycom since November 1975.
                                                                 President and Chief Executive Officer of
                                                                 Greenlawn Mobile Home Sales, Inc. since July
                                                                 1959.

Kristina J. Johnson     Director                                 Director of Dycom since November 2001.
                                                                 Dean and Professor, School of Engineering,
                                                                 Department of Electrical and Computer
                                                                 Engineering, Duke University since July
                                                                 1999.  Chief Technical Officer and Founder,
                                                                 Colorlink, Incorporated from April 1995 to
                                                                 July 1999.  Professor, Electrical and
                                                                 Computer Engineering Department, University
                                                                 of Colorado, Boulder from May 1994 to June
                                                                 1999.  Director, Mineral Technologies since
                                                                 May 2000.  Board Member, Colorlink,
                                                                 Incorporated since April 1995.


Richard L. Dunn         Senior Vice President and Chief          Senior Vice President and Chief Financial
                        Financial Officer                        Officer of Dycom since January 2000.
                                                                 Vice President of Finance and Chief Financial
                                                                 Officer of Avborne, Inc., a privately held
                                                                 company in commercial aviation maintenance and
                                                                 repair industry, from April 1994 to April 1998.
                                                                 Vice President of Finance and Chief Financial
                                                                 Officer, Perry Ellis International from April 1994
                                                                 to April 1998.

Dennis P. O'Brien       Vice President and Director of           Vice President and Director of Corporate
                        Corporate Development                    Development of Dycom since December
                                                                 2000. Senior Director of Finance and
                                                                 Corporate Controller, Henkels & McCoy, a
                                                                 privately held telecommunications
                                                                 contractor, from 1988 to 2000.

Timothy R. Estes        Executive Vice President and Chief       Executive Vice President and Chief Operations
                        Operations Officer                       Officer of Dycom since November 2001.
                                                                 President, Ansco & Associates, Inc., a wholly
                                                                 owned

                                                                 subsidiary of Dycom, from August
                                                                 1997 and employed by Ansco &
                                                                 Associates from 1993 to 2001.

Marc R. Tiller          General Counsel and Corporate            General Counsel and Corporate Secretary of
                        Secretary                                Dycom since August 1998.  Previously, Mr. Tiller
                                                                 attended law school from June 1995 to May
                                                                 1998 and served as a Claims Representative
                                                                 for Florida Farm Bureau Insurance Company
                                                                 during the four prior years.

                                                                     SCHEDULE II

           DIRECTORS AND EXECUTIVE OFFICERS OF TROY ACQUISITION CORP.


         The following table sets forth the name, position and present principal occupation or employment of each director and executive officer of Troy Acquisition Corp. The business address of each such person is Troy Acquisition Corp., c/o Dycom Industries, Inc., 4440 PGA Boulevard, Suite 500, Palm Beach Gardens, Florida 33410. Each person is a citizen of the United States.

       Name                     Position                          Principal Occupation
       ----                     --------                          --------------------

Steven E. Nielsen     President and Chief Executive    Director of Dycom since 1996.  Chairman
                      Officer                          of the Board since November 27, 2000.
                                                       President and Chief Executive Officer of
                                                       Dycom since March 1999 and Vice President
                                                       from February 26, 1996 to August 26, 1996.
                                                       Director of SBA Communications Corporation
                                                       since November 2001.

Richard L. Dunn       Vice President, Treasurer and    Senior Vice President and Chief Financial
                      Assistant Secretary              Officer of Dycom since January 2000.
                                                       Vice President of Finance and Chief Financial
                                                       Officer of Avborne, Inc., a privately held
                                                       company in commercial aviation maintenance and
                                                       repair industry, from April 1994 to April 1998.
                                                       Vice President of Finance and Chief Financial
                                                       Officer, Perry Ellis International from April 1994
                                                       to April 1998.

Marc R. Tiller        Vice President, Secretary and    General Counsel and Corporate Secretary of
                      Assistant Treasurer              Dycom since August 1998.  Previously, Mr. Tiller
                                                       attended law school from June 1995 to May
                                                       1998 and served as a Claims Representative
                                                       for Florida Farm Bureau Insurance Company
                                                       during the four prior years.